

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

Via E-mail
G. Troy Meier
Chief Executive Officer
SD Company, Inc.
1583 South 1700 East
Vernal, UT 84078

> **Re: SD Company, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 27, 2014**
> **CIK No. 1600422**

Dear Mr. Meier:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted February 27, 2014

Prospectus Cover Page

1.   At the top of the prospectus cover page, you provide the company's name/logo as "Superior Drilling Products," it appears as "SD COMPANY, INC." on the outside front cover page of the registration statement, and you submitted the DRS via EDGAR using a third name, "SD Co Inc". Please revise for consistency and to eliminate any potential confusion regarding your name.

About This Prospectus, page ii

2.   Please remove the phrase "regardless of the time of delivery." See Rule 159(a) under the Securities Act. Also, with regard to the last sentence in the first paragraph, we remind

you that you have an obligation to update the prospectus if there has been a material change in your operations, financial condition, etc.

Risk Factors, page 11

3.   Please revise this section to eliminate language which mitigates the risk you discuss. As examples, we note the following statements:

- o "the proprietary processes and products we have developed currently provided us with technological advantages" (page 17);
- o "the manufacturing processes of much of our patented technology are sufficiently complex that competing products made with the same technology are unlikely" (page 18);
- o "We carry commercial general liability insurance coverage … at levels we believe are sufficient to cover existing and future claims" (page 21); and
- o "we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems" (page 21).

Also eliminate generic risks which could apply to all newly public companies, such as "Being a public company could place a strain on our management" (page 25). Such disclosure may appear elsewhere in your prospectus, if appropriate.

Use of Proceeds, page 27

4.   Please quantify the "balance" of the net proceeds to which you refer in the last paragraph, and revise to provide additional detail regarding the components you reference in that paragraph once the information is known.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

5.   You refer to Baker Hughes' recent request that you increase your manufacturing services by 25% - 30%. Revise to clarify whether there is a related written contract or verbal agreement in that regard. Also give effect to the following comment with regard to known trends, as applicable.

6.   You disclose under "HRSI – Results of Operations - Revenues" at page 39 that the significant decrease in revenues for the nine-month interim period was "primarily due to the lower level of Drill N Ream rentals" during the most recent period. In your forthcoming discussion for the year ended December 31, 2013, please discuss any "known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations." See Item 303(a)(ii) of Regulation S-K. We note the related disclosure at page 55 ("the Drill N Ream tool has been used in over 850 wells and

appears to have achieved significant initial industry acceptance in a fairly short period of time"); at page 57 (plans to "aggressively build this business into new geographic markets"); and at pages 58-59 (including the suggestion that horizontal drilling and hydraulic fracturing "plays right into the hands of our business plan as … they can all benefit from the Drill N Ream").

Components of Income and Expense, page 32

7.   We note your disclosure explaining that you have three primary sources of revenue, including rental revenue from HRSI, also that HRSI accounted for 31% and 16% of your revenue during the 2012 and 2011 fiscal years. We understand that you intend to acquire the rental business of HRSI in conjunction with your offering and do not otherwise report rental revenue. Please modify your disclosure as necessary to clarify the manner by which arrangements that provide rental revenue to HRSI also involve any of the entities that comprise Superior Drilling Products, et al., and impact its financial reporting.

Business, page 54

8.   Please provide us with supplemental support for various claims which appear in the prospectus summary and in this section. We note, for example, your claims that you "operate the most advanced Polycrystalline Diamond Compact (PDC) drill bit remanufacturing facility in the world," that you "continue to set the trend in oil and gas drill bit and drill string tool technology and design," that you "lead the field in drill bit repair technology," and that you have a competitive advantage because you provide "significantly superior production times." To expedite our review, please provide to us a copy of any referenced third party materials. It would be helpful if you could use highlighting or some other means to show clearly those portions of the materials which support the various claims and use a numbered key which shows where support for each prospectus claim may be found in the marked supplemental materials.

New Product Development and Intellectual Property, page 60

9.   We note that you have historically dedicated "resources toward the development of new technology and equipment to enhance the effectiveness, safety, and efficiency of the products and services" you provide. Please provide the disclosure Item 101(h)(4)(x) of Regulation S-K requires.

Management, page 65

Executive Officers, Directors, and Director-Nominees, page 65

10.   In accordance with Item 401(e) of Regulation S-K, please provide a more complete five-year biographical sketch for each executive officer and director. For example, disclose any other positions held and all current employers for Mr. and Ms. Meier, and discuss

what percentage of their professional time each devotes to your business. We note footnote 1 at page 70 in that regard. Ensure that you also provide all employment and positions held during the past five years for Messrs. Mahoney and Smith, without gaps or ambiguities as to time.

11.   In addition, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure.

Index to Financial Statements, page F-1

12.   You will need to update the historical and pro forma financial statements that pertain to Superior Drilling Products, et al. and Hard Rock Solutions, Inc., after March 31, 2014 to comply with Rule 8-08 of Regulation S-X.

13.   We note your disclosure on page 5 indicating that upon completing your reorganization, each of your subsidiaries, including Hard Rock Solutions, LLC subsequent to acquisition, will be treated as your "historical accounting predecessors" for financial statement reporting purposes. We ordinarily find that operations deemed to be predecessor operations are limited to those that were under common control during the historical periods. Tell us the extent to which you believe the companies that comprise Superior Drilling Products, et al. and Hard Rock Solutions Inc. have been under common control or management.

Superior Drilling Products, et. al.

Note 1 – Summary of Significant Accounting Policies, page F-19

Basis of Presentation, page F-19

14.   Please provide details that reveal the extent of common ownership and common control among the companies presented in the combined and consolidated financial statements of Superior Drilling Products, et. al., and if not readily apparent, explain your rationale for the combined presentation. Please include an organizational diagram that identifies all of the officers, directors, and significant shareholders of each entity, illustrating their respective interests in the various companies that are combined and their relationships with one another. Please also describe any pertinent voting provisions, rights to nominate directors or management, and the terms of any written agreements that formed alliances among owners to manage the various businesses in a coordinated fashion.

Revenue Recognition, page F-22

15.   We understand from your policy note that your remanufacturing revenue is derived from transactions with one customer under an arrangement in which you receive an amount that is "equal to their cost of remanufacturing at their internal remanufacturing facilities, plus 10%." Please modify your disclosure to clarify the extent to which you own and operate the facilities in which remanufacturing for which you earn revenues occurs. If you are referring only to a pricing arrangement, please also clarify and describe the circumstances under which your customer utilizes your facilities rather than their own facilities.

Income Taxes, page F-21

16.   We note the companies that make up Superior Drilling Products, et. al. elected to be taxed as Subchapter S Corporations and therefore, no federal or state income tax provisions have been made in the financial statements. As the registrant will become a C-corporation for federal and state income tax reporting purposes upon completing the reorganization, please present pro forma tax and EPS figures on the face of the historical financial statements to reflect this change in tax status.

Note 5 - Guaranteed Debt Obligation, page F-26

17.   We understand from your disclosure that in 2009 you determined it was probable you would be responsible for repaying a loan held by Tronco Energy Corporation, an entity that is also under common control. You state that the loan is secured by substantially all of its oil and gas properties and reserves, and you have reduced the liability under your guarantee by an estimate of the "recoverable amount" of the assets of this entity. Please expand your disclosure to clarify how liability is distributed among the various shareholders, identify and describe the particular assets you are entitled to receive under the arrangement, explain your method of valuation in determining the recoverable amount, and specify the date ownership and custody of these properties will be conveyed to you.

Note 8 - Subsequent Events, page F-27

Bridge Loan, page F-28

18.   We note your disclosure explaining that in connection with your IPO, your bridge loan will automatically convert into shares of restricted common stock and a four-year warrant to purchase an equivalent number of shares at a price that is yet to be determined. Please expand your disclosure to clarify whether uncertainty pertains to both the conversion rate on the bridge loan and the exercise price of the warrants, specify the conversion rate if known, and explain the manner by which any uncertainty pertaining to these instruments will be resolved.

Hard Rock Solutions, Inc.

Note 6 - Subsequent Events, page F-42

19.   Please expand your disclosure to describe the extent to which your assets and operations will be transferred into Hard Rock Solutions, LLC prior to conveying this entity to Superior Drilling Products, LLC; and explain how these constitute the tool rental business referenced on page 5, if this is your view.

Pro Forma Combined and Consolidated Financial Statements, page F-43

20.   Tell us why you have not presented pro forma adjustments to reflect the proceeds to be received in the initial public offering, as contemplated in the prospectus, and any planned use of proceeds meeting the criteria set forth in Rule 11-02(b)(5) of Regulation S-X. For example, we understand that you intend to utilize proceeds to acquire Hard Rock Solutions, LLC, and to repay various liabilities including the Tronco Energy Corporation loan, pursuant to your guarantee, as described in your Use of Proceeds disclosure on page 27.

21.   Given that your pro forma adjustment 1 is intended to eliminate the effects of transactions between SD Company, Inc. and Hard Rock Solutions, Inc., we would like to understand why the revenue and expense amounts do not equate and offset. Please revise your disclosure and adjustments as necessary to clarify.

22.   Please expand pro forma adjustment 2 to include a tabulation showing the purchase price computation, and your allocation of amounts separately to rental assets, patents, other identifiable intangibles, and goodwill. In addition, disclose the expected amortization periods of the identified intangibles and explain how this correlates with the particular nature of each asset acquired.

Since you eliminate substantially all of the Hard Rock Solutions, Inc. assets and liabilities in your pro forma presentation, include a description of the rental assets conveyed and explain the extent to which these constitute all of the assets utilized in earning the rental revenues that are retained in your pro forma presentation.

Please submit the analysis you performed in concluding that you would account for the transaction as a business combination rather than an asset acquisition, with details sufficient to understand how your view is consistent with Rule 11-01(d) of Regulation S-X and FASB ASC 805-10-55-4 through 9.

23.   We note that pro forma adjustment 3 pertains to the bridge loan of $2,000,000, which you obtained February 24, 2014. The disclosure you provide on page F-28 indicates the bridge loan will automatically convert into shares of restricted common stock and a four

year warrant to purchase an equivalent number of shares upon effectiveness of the registration statement. Please modify your disclosure to clarify how this is consistent with pro forma adjustment 3, as it pertains to the debt liabilities that will be repaid, offering costs, and interest expense for the bridge loan. Please specify the assumptions made in computing your beneficial conversion feature, as may pertain to the terms of the warrants, fair value of the underlying stock, and timing of conversion.

24.   We note pro forma adjustment 6 pertains in part to the deferred tax liability that will be created upon conversion to C Corporation status. Please expand your disclosure to also explain the increase in general and administrative expense by $675,000 for the nine months ended September 30, 2013. Similarly, expand your disclosure for pro forma adjustment 9, presently described as necessary "to bring the pro forma balance sheet into balance for the period ended September 30, 2013," to explain the increase in general and administrative expense.

25.   We note that you have pro forma adjustment 7 to reflect interest expense for the promissory note that will be issued to purchase Hard Rock Solutions, Inc. As the actual interest rate can vary, please expand your disclosure to specify the interest rate assumed and the effect on income that a 1/8 percent variance would have.

26.   Given your plan to sell shares, it appears pro forma adjustment 10, related to the weighted average shares used for computing EPS on a pro forma basis, should be revised to include such shares in addition to any shares that will be issued to the Meiers and others in connection with the offering. Please expand your disclosure to specify each element and your underlying rationale, including the terms of the exchange with Meiers and the reason this is impacting additional paid in capital in the amount of $654,674. The manner by which you derived the weighted number of shares outstanding for purposes of computing EPS should be clear.

Exhibits

27.   Please ensure that you file all exhibits and schedules to your material agreements. We note, for example, that the Underwriting Agreement (Ex. 1.1), the Member Interest Purchase Agreement (Ex. 10.9), the Securities Purchase Agreement (Ex. 10.14), and the Loan Purchase Agreement (Ex. 10.49) are missing such items.

28.   We note that you indicate that exhibit 10.6 will be subject to a confidential treatment request. Please be sure to file your confidential treatment application with the Office of the Secretary when you publicly file with the Form S-1 the agreement that you list as exhibit 10.6. We will process that application and issue under separate cover any appropriate comments.

General

29.   Please provide updated information regarding the status of your listing application with the NYSE MKT, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

30.   Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

31.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Closing Comments

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Eugenie D. Rivers, Esq. – Wong Fleming, P.C.